UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 001-41421

Alvotech
(Translation of registrant's name into English)

9, Rue de Bitbourg,
L-1273 Luxembourg,
Grand Duchy of Luxembourg
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

On November 15, 2023, Alvotech issued an Announcement to the Nasdaq Iceland Main Market, disclosed according to the rules of the exchange. A copy of the Announcement is furnished herewith as exhibit 99.1.

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press Release dated November 15, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alvotech
(Registrant)

Date: November 15, 2023	/s/ Tanya Zharov
Tanya Zharov
General Counsel